QuickLinks -- Click here to rapidly navigate through this document

[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

March 15, 2007

Ms. Sonia Barros
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:	Flagstone Reinsurance Holdings Limited Registration Statement on Form S-1 Legal Opinions Registration No. 333-138182

Dear Ms. Barros:

        We are furnishing with this letter a draft opinion regarding the legality of the securities being registered in the offering rendered by Attride-Stirling & Woloniecki (Bermuda) required under Item 601(b)(5) of Regulation S-K, for your review. We are also furnishing draft opinions rendered by Carter Ledyard & Milburn LLP (United States), Kendall Freeman (U.K.), Fox Mandal (India) and Lenz & Staehelin (Switzerland) under Item 601(b)(8) of Regulation S-K, regarding tax matters, for your review. The opinions of Kendall Freeman (U.K.), Fox Mandal (India) and Lenz & Staehelin (Switzerland) have been revised to respond to the comments in your letter dated March 7, 2007.

        Please contact my colleague, Richard Horne (by telephone at 212-238-8726), or me (at 212-238-8711) if you have any comments or questions concerning these draft opinions.

Sincerely,
/s/ Robert A. McTamaney Robert A. McTamaney

FORM OF ASW BERMUDA EXHIBIT 5 LEGAL OPINION

March    , 2007

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11
Bermuda

Dear Sirs,

Flagstone Reinsurance Holdings Limited

We have acted as special legal counsel in Bermuda to Flagstone Reinsurance Holdings Limited, a Bermuda exempted company, (the "Company") in connection with a registration statement on form S-1 (Registration No. 333-138182) filed with the U.S. Securities and Exchange Commission (the "Commission") on October 24, 2006 (the "Registration Statement"), relating to the registration under the U.S. Securities Act of 1933 (the "Securities Act"), of 13,000,000 common shares of the Company, par value US$0.01 each (the "Common Shares") and 1,950,000 additional Common Shares, which may be offered pursuant to an over-allotment option granted to the underwriters by the Company (together referred to in this opinion as the "Shares").

Unless otherwise defined, all defined terms used in this opinion shall have the same meaning as respectively ascribed to such terms in the Registration Statement.

  1.
  For the purpose of giving this opinion, we have reviewed the following documents:

  1.1
  a copy of the Registration Statement;

  1.2
  a certified copy of the memorandum of association and the amended bye-laws ("bye-laws") of the Company (together the "Constitutional Documents");

  1.3
  the minutes ("Minutes") of meetings of the board of directors of the Company held on September 11, 2006 and of the resolutions of the shareholders of the Company relating to the transaction contemplated in the Registration Statement; and

  1.4
  certificate of compliance from the Registrar of Companies in Bermuda dated •;

  1.5
  such other documents (and made such enquiries as to questions of Bermuda law) in relation thereto as we have deemed necessary in order to render the opinions given below.

  2.
  We have assumed for the purposes of this opinion:

  2.1
  the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken;

  2.2
  the accuracy and completeness of all factual representations made in the Registration Statement;

  2.3
  that the resolutions set forth in the Minutes are in full force and effect, have not been rescinded or amended and that there is no matter affecting the authority of the directors to effect entry by the Company into the offering, not disclosed by the Constitutional Documents or the Minutes, which would have any adverse implication in relation to the opinions expressed herein;

  2.4
  that there is no provision of the laws or regulations of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein; and

    2.5
    that upon any issue of any Shares to be sold by the Company the Company will receive consideration of the full issue price of such Shares which shall be equal at least to the par value of such Shares.

  3.
  On the basis of and subject to the foregoing, and further subject to the reservations set out below, we are of the opinion that:

  3.1
  The Company is an exempted company duly incorporated with limited liability and is validly existing in good standing under the laws of Bermuda (meaning solely that the Company has not failed to make any filing with any Bermuda governmental authority or to pay any Bermuda government fee or tax which might make it liable to be struck off the Register of Companies and thereby cease to exist under the laws of Bermuda); and

  3.2
  When issued and paid for as provided in the Registration Statement, the Shares will be validly issued, fully-paid and non-assessable (meaning that no further sums are required to be paid by the holders of the Shares in connection with the issue of the Shares).

  4.
  We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Company and is not to be relied upon in respect of any other matter.

  5.
  We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to our firm under the captions "It may be difficult to enforce a judgment or effect service of process under Bermuda law on the Company, Flagstone or related persons", "Material Tax Considerations—Taxation of the Company and Subsidiaries—Bermuda", "Material Tax Considerations—Taxation of Shareholders—Bermuda Taxation of Shareholders", "Legal Matters", and "Enforceability of Civil Liabilities under United States Federal Securities Laws and Other Matters" in the Registration Statement. In giving this consent, we do not hereby admit that we are experts within the meaning of Section 11 of the Securities Act or that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated under the Securities Act.

Yours faithfully,

ATTRIDE-STIRLING & WOLONIECKI

[LETTERHEAD OF CARTER LEDYARD & MILBURN LLP]

March ___, 2007

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11, Bermuda

Ladies and Gentlemen:

        We are delivering this opinion in connection with the Registration Statement on Form S-1 (File No. 333-138182) (as such has been and may thereafter be amended or supplemented, the "Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the offering by the Company of 13,000,000 of the Company's Common Shares, $0.01 par value per share (the "Common Shares"), and up to 1,950,000 "Common Shares" solely to cover over-allotment options.

        We have reviewed the Registration Statement and have considered such aspects of United States law as we have deemed relevant for purposes of the opinion set forth below. We have assumed the accuracy and completeness of the factual information included in the Registration Statement, in particular regarding the current and proposed activities of the Company in the United States, and the conformity to authentic originals of all documents submitted to us as copies.

        Based upon and subject to the foregoing and to the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the headings "Material Tax Considerations—Taxation of the Company and Subsidiaries—United States" and "—Taxation of Shareholders—United States Taxation of Shareholders," insofar as such statements purport to summarize the U.S. federal income tax laws referred to therein, constitute our opinion.

        We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the prospectus included in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

            Very truly yours,

            Carter Ledyard & Milburn LLP

[LETTERHEAD OF KENDALL FREEMAN]

March     , 2007

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11
Bermuda

Dear Ladies and Gentlemen:

        We are delivering this opinion in connection with the Registration Statement on Form S-1 (File No. 333-138182) ("Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the offering by the Company of 13,000,000 of the Company's Common Shares, $0.01 par value per share (the "Common Shares"), and up to 1,950,000 Common Shares solely to cover over-allotment options.

        We have assumed the accuracy and completeness of all factual information provided to us in respect of the current and proposed activities in the UK of Flagstone Representatives Limited and the conformity to authentic originals of all documents submitted to us as copies.

        Based upon and subject to the foregoing and to the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—United Kingdom," insofar as such statements summarize relevant aspects of the existing corporation tax and income tax laws of the United Kingdom and current practice of Her Majesty's Revenue & Customs referred to therein, constitute our opinion on such laws and practice as at the date of this letter.

        This opinion is based on our understanding of current English law, is governed by English law, and is only valid at the date of this letter and in relation to the facts known to us at that time.

        We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the prospectus included in the Registration Statement.

Very truly yours,

Kendall Freeman

[LETTERHEAD OF FOX MANDAL]

March    , 2007

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11, Bermuda

Ladies and Gentlemen:

        We are delivering this opinion in connection with the Registration Statement on Form S-1 (File No. 333-138182), the "Registration Statement") filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the offering by the Company of 13,000,000 of the Company's Common Shares, $0.01 par value per share (the "Common Shares"), and up to 1,950,000 Common Shares solely to cover over-allotment options.

        We have reviewed the Registration Statement and have considered such aspects of Indian law as we have deemed relevant for purposes of the opinion set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic originals of all documents submitted to us as copies and shall not take any responsibility for the incorrectness of the same.

        Based upon and subject to the foregoing and to the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—India," insofar as such statements purport to summarize the income tax laws of India referred to therein, constitute our opinion. Our opinion must be interpreted in the light of assumptions, exceptions, limitations and qualifications as contained herein below:

  •
  The opinion as above is to be construed strictly with reference to the matters expressly stated herein.

  •
  The opinion is based on the application of the law(s) in India to the circumstances as are valid and subsisting on the date of this opinion and changes to the current position of the Company as a result of changes in law(s) cannot be ruled out.

        We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the headings "Material Tax Considerations" and "Legal Matters" in the prospectus included in the Registration Statement.

for Fox Mandal & Associates
Purnima Kamble Partner

[LETTERHEAD OF LENZ & STAEHELIN]

Flagstone Reinsurance Holdings Limited
Crawford House
23 Church Street
Hamilton HM 11, Bermuda

Geneva March     , 2007

Re:
Flagstone Réassurance Suisse SA

Ladies and Gentlemen:

1.
We are lawyers practising and qualified to practice in Switzerland and to advise on the laws of Switzerland. You have asked us to give you an opinion in connection with the registration statement on Form S-1 (file No. 333-138182) (the "Registration Statement") initially filed by Flagstone Reinsurance Holdings Limited (the "Company") with the Securities and Exchange Commission on October 24, 2006.

2.
For the purpose of our opinion, we have reviewed a scanned copy of the Registration Statement. In such examination, we have assumed the conformity to authentic original of the scanned copy of the Registration Statement.

3.
Subject to (i) the assumption expressed above under 2. and the limitations set out below under 4. and (ii) the conditions and limitations contained in the discussion in the Registration Statement, we hereby confirm that the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland", a copy of which is attached hereto under Schedule A, insofar as such statements purport to summarize the Swiss tax laws applicable to Flagstone Réassurance Suisse SA, constitute our opinion.

4.
Our opinion is subject to the following limitations:

(i)
it is limited to the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland". We express no opinion with respect to any other section of the Registration Statement;

(ii)
it is limited to matters of Swiss law as currently in force and interpreted. We express no opinion with respect to the laws of any other jurisdiction and in particular, to the ones of Bermuda and the United States. We assume no obligation to advise you of any changes that are made or brought to our attention after the date of this opinion;

(iii)
it does not cover any matters of facts; and

(iv)
in this opinion and in the legal statements contained in the Registration Statement under the heading "Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland", Swiss legal concepts are expressed in English and not in their original language so that certain of such concepts may not be identical in all respects to the concepts described by the same terms in English that exist under the laws of jurisdictions other than Switzerland.

5.
All disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the ordinary courts of the Canton of Geneva, Switzerland. This opinion is governed by and shall be construed in accordance with the laws of Switzerland.

6.
We hereby consent to (i) the filing of our opinion addressed to the Company with the Securities and Exchange Commission as an exhibit to the Registration Statement and (ii) the use of our

  name under the headings "Material Tax Considerations" and "Legal Matters" in the Registration Statement.

Very truly yours,
Lenz & Staehelin
Schedule A	Excerpt of the Registration Statement ("Material Tax Considerations—Taxation of the Company and Subsidiaries—Switzerland").

QuickLinks

[LETTERHEAD OF KENDALL FREEMAN]
[LETTERHEAD OF FOX MANDAL]
[LETTERHEAD OF LENZ & STAEHELIN]